Exhibit 99.2

Supplemental notice of extraordinary general meeting: EGM Participation and Voting Instructions

Reference is made to the proxy statement and the notice (together, the Proxy Statement) of extraordinary general meeting (the EGM) of the Company scheduled for October 7, 2024, at 9:00 A.M. (Singapore Time).

The board of directors of the Company (the Board) has already determined the precise ratio for the Share Consolidation (as defined in the Proxy Statement), which is to be fixed at fifty-to-one (50:1) and is the upper limit of the proposed range as set out in the original Proposal No. 1 – Share Consolidation Proposal and Proposal No. 2 – Authorized Share Capital Amendment Proposal in the Proxy Statement, the Board now proposes to, under article 11.17 of the articles of association of the Company, amend the ordinary resolutions of Proposal No. 1 – Share Consolidation Proposal and Proposal No. 2 – Authorized Share Capital Amendment Proposal as set out in the Proxy Statement for the sole purpose of reflecting such precise ratio for the Share Consolidation (the Additional Proposal).

At the EGM, shareholders of the Company will first consider and vote upon, and if thought fit, pass and approve the Additional Proposal as below before proceeding to the consideration and voting of the original four proposals as set out in the Proxy Statement:

"as an ordinary resolution, that:

(a)
the full text of ordinary resolution of Proposal No. 1 – Share Consolidation Proposal be changed to:

"RESOLVED, as an ordinary resolution, that every fifty (50) ordinary shares of par value of US$0.0001 each in the authorised share capital of the Company (including issued and unissued share capital) (the Existing Shares) be consolidated into one ordinary share of a par value of US$0.005 (the Consolidated Shares) with effect from October 17, 2024, with such Consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the Existing Shares as set out in the Company’s memorandum and articles of association; all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company; and the Company be authorised to round up any fractional shares resulting from the Share Consolidation, such that each shareholder of the Company will be entitled to receive one Consolidated Share in lieu of any fractional share that would have resulted from the Share Consolidation (the Share Consolidation)."

(b)
the full text of ordinary resolution of Proposal No. 2 – Authorised Share Capital Amendment Proposal be changed to:

"RESOLVED, as an ordinary resolution, that immediately following the Share Consolidation, the authorised share capital of the Company be altered from US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each with effect from October 17, 2024."

If the Additional Proposal is passed, the Proposal No. 1 – Share Consolidation Proposal and Proposal No. 2 – Authorized Share Capital Amendment Proposal as amended will then be considered and voted; whereas, if it is not passed, then the original Proposal No. 1 – Share Consolidation Proposal and Proposal No. 2 – Authorized Share Capital Amendment Proposal as set out in the Proxy Statement will be considered and voted instead.

Action Required:

Notice is hereby given, that Shareholders who wish to participate in the voting process (including the Addition Proposal) at the EGM must register through the webcast platform at

https://edge.media-server.com/mmc/p/duy5fxmp by October 3, 2024, 3:00 P.M. Singapore Time (SGT).

Upon successful registration, further instructions regarding the voting process will be sent to you via email.

If you are an individual shareholder holding non-restricted shares purchased via an authorized broker on the record date August 16, 2024, and you intend to vote personally in this EGM, you must also submit a legal proxy form obtained from your authorized broker, which will allow the Company to verify your voting eligibility.

The legal proxy form must include the following information:

(i)
The name of the Company, EGM date and time
(ii)
The name of your broker
(iii)
Shareholder’s name and address
(iv)
Number of noco-noco Inc. shares held as of the record date, August 16, 2024
(v)
A statement that the shareholder is authorized to vote these shares at this EGM
(vi)
And the statements that explicitly transfers the voting rights from the broker or intermediary to the shareholder for the meeting.

Key Deadlines:

(vii)
Voting Registration Deadline: Register your intention to vote by October 3, 2024, 3:00 P.M. SGT through the webcast platform.
(viii)
Proxy Submission Deadline: Submit the legal proxy form to the Company no later than October 5, 2024, 5:00 P.M. SGT, as detailed in the follow-up email.

It is important to note that Shareholders will be required to cast their votes again for ALL the resolutions in the EGM even if they have previously submitted a proxy for the original resolutions and these votes will be final.